AMERICAN POWER GROUP CORPORATION
7 Kimball Lane, Building A
Lynnfield, MA 01940

April 23, 2015

Via EDGAR

Ms. Kate Tillan, Assistant Chief Accountant
Ms. Li Xiao, Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:     American Power Group Corporation
Form 10-K for Fiscal Year Ended September 30, 2014
Filed December 22, 2014
File No. 001-13776

Dear Ms. Tillan and Ms. Xiao:

This letter is in response to the comments made by the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its correspondence dated March 11, 2015 (the “Comment Letter”) to American Power Group Corporation (the “Company”) with respect to the Annual Report on Form 10-K referenced above.

Set forth below are the Company’s responses to the comments in the Comment Letter. For your convenience, we have repeated your comments in bold.

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Form 10-K for the Fiscal Year Ended September 30, 2014
Item 9A. Controls and Procedures
Management’s Report on Internal Control over Financial Reporting, page 17

1.
You refer to the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control over Financial Reporting - Guidance for Smaller Public Companies for your assessment of internal control over financial reporting. We note that you refer to the smaller public company guidance on how to apply the COSO framework but do not actually refer to the framework itself. Item 308(a)(2) of S-K requires disclosure of the framework used by management to evaluate the effectiveness of internal control over financial reporting. In future filings, please clarify the framework you used, instead of just the guidance.

2.
Also, since it appears that you used Internal Control - Integrated Framework as issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as your framework, please identify in future filings the version of the COSO Integrated Framework you used in your assessment - i.e., whether the 1992 Framework or Updated Framework issued in 2013 was used. Refer to Item 308(a)(2) of Regulation S-K.

Response to Comments 1 and 2
We confirm that in future filings we will refer to the specific framework, including the version of such framework, used by management to evaluate the effectiveness of internal control over financial reporting.
Item 8. Financial Statements and Supplementary Data
Revenue Recognition, page 15

3.
We note that you have multiple-element arrangements. We also note that in response to comment 1 in your response letter dated April 10, 2013, you agreed to provide additional disclosures about these arrangements. In future filings please disclose the following as required by FASB ASC 605-25-50-1:

•	Disclose the significant deliverables within the arrangement including your maintenance and service agreements or tell us why the maintenance and service agreements are not part of the arrangements;

•	Disclose the general timing of delivery or performance of services for the deliverables in the arrangement;

•	Discuss the significant factors, inputs, assumptions, and methods used to determine selling price for the significant deliverables; and

•	Disclose whether the significant deliverables in the arrangement qualify as separate units of accounting, and the reasons that they do not qualify as separate units of accounting, if applicable.
Please provide us with your proposed disclosure.
Response
Based on the Staff’s comment, we propose to make the following additional disclosure in subsequent filings.
Multiple-Element Arrangements. We also enter into Multiple-Element Arrangements to sell our dual fuel conversion equipment with engineering and/or installation services in both the stationary and vehicular applications. Due to a lack of significant customer demand, we do not offer maintenance services as part of these agreements but will provide customer support services on an as requested basis and charge a per hour/diem fee plus any direct costs. Each of the requested deliverables is clearly denoted within the agreement as a separate and distinct item of value and accounted for as such from a revenue recognition perspective. We recognize the revenue associated with the sale of dual fuel conversion equipment when title and risk passes to our customer and recognize the engineering and/or installation service revenue when each service is complete using parameters specified in our Revenue Recognition Policy. Fees charged for engineering and/or installation services are based on our estimate of the time and materials required to complete the task. Generally, the timing of when engineering and installation services take place are typically driven by a customer- established timeline but are usually completed shortly after the customer takes delivery of the dual fuel conversion equipment.
Note 8. Stockholders’ Equity, page 46

4.
You disclose that your warrants issued with the convertible preferred stock are subject to adjustment if you issue shares of common stock or other securities convertible into or exchangeable for common stock at a price per share less than the current exercise price for the warrants. Please explain your evaluation of this down-round provision in determining whether it impacted your ability to consider the warrants to be indexed to your own stock. Refer to FASB ASC 815-40-15 which addresses when an instrument that meets the definition of a derivative is considered indexed to the company’s own stock for purposes of applying the scope exception in ASC 815-10-15-74(a). Also refer to Example 9 in FASB ASC 815-40-55-33 and 55-34. In the cited literature, warrants with down-round provisions are generally not considered indexed to the entity’s own stock and are accounted for as a liability and initially recorded at fair value with changes in fair value recorded in earnings.

Response
Pursuant to the terms of our April 30, 2012 private placement we issued 821.6 units of convertible preferred stock and with each unit a warrant to purchase 25,000 share of Common Stock at an exercise price of $.50. In conjunction with our accounting for this transaction we reviewed the guidance under ASC 470, specifically 470-20-25-4 and 470-20-25-5 in regards to the allocation of the proceeds to the various financial instruments. As a result, we determined the initial value of the investor warrants to be $2,219,758 and recorded the instrument as an equity transaction. As of the date of the transaction, ASC 815-40-15 did not require warrants with down-round provisions that preclude the instrument from being indexed to the company’s own stock, to be recorded as a liability or an asset.
Based upon further research, we noted that in October 2012, the Financial Accounting Standards Board issued ASU 2012-04 Technical Corrections and Improvement, which contained technical corrections to guidance on which we had previously relied in forming our initial conclusions in April 2012. Based upon the new information contained in ASU 2012-04, in particular the addition of paragraph 815-40-15-8A, we now believe the warrants associated with the April 30, 2012 private placement should be classified as a liability, initially recorded at fair value on the transition/effective date, as defined, with subsequent changes in fair value recorded in earnings on a quarterly basis. Based on transition guidance provided in paragraphs 3 and 4 of ASU 2012-04, our adoption/effective date is October 1, 2013 and we will therefore be determining the initial fair market value of these warrants as of that date.
We have historically used the Black-Scholes option pricing model to determine the fair market value of options and warrants. We respectfully advise the Staff that we have considered the facts and circumstances in choosing the Black-Scholes model to calculate the fair value of warrants with a down-round price protection feature as well as the likelihood of triggering the down-round price protection feature, which, as described below, we have concluded is remote.
In determining the initial fair market value of the warrants as of October 1, 2013, we first prepared a valuation simulation using the Black Scholes option pricing model. In addition, we performed a simulation using a modified Black Scholes option pricing model as well as a Binominal Tree option pricing model. Both additional simulations included various reset scenarios, various different exercise prices, and other assumptions, such as price volatility and interest rates, that were kept consistent with our original Black-Scholes model. The resulting warrant values as determined under the modified Black-Scholes model and the Binominal Tree option model were not materially different from the values generated using the Black-Scholes model. We have therefore determined to use the Black-Scholes model as we believe it provides a reasonable basis for valuation and takes into consideration the relevant factors of the warrants, including the down round provision.
During the 12 months preceding the April 30, 2012 placement, as well as the subsequent three fiscal years (ending September 30, 2014), the average annual trading price of our Common Stock has ranged from $.63 per share to $.76 per share, which in all cases has exceeded the minimum down-round reset price. In addition, to further support management’s position that the likelihood of triggering the down-round price protection feature is remote, we have approached all holders of these warrants requesting that the down-round provision be eliminated entirely. As of the date of this letter, holders of approximately 80% the warrants have agreed to eliminate the down-round provision effective March 31, 2015. Our goal is to obtain a waiver from 100% of the warrant holders. Although management believes that the likelihood of triggering the down-round price protection feature is remote, we did factor the probability of such an event in our preparation of the modified Black-Scholes model as well as the Binominal Tree option model. As described earlier, the results did not materially differ from those generated under the Black-Scholes model.
Given the number of warrants involved in the private placement and management’s belief that the likelihood of triggering a down-round event is remote, we believe that restatements of historical transition period quarterly and annual financial results pursuant to ASU 2012-04 would lead to extremely confusing and misleading restated financial results. We believe the inclusion of the restatements in the respective reporting periods would distort the true operational results with potentially significant quarterly fluctuations in net operating results due to non-cash charges and/or income flowing through the income statement. We believe that most readers will not understand, nor appreciate the intent of, the technical correction necessitated by ASU 2012-04 on the restated financial periods, especially when the sole factor necessitating such restatement has been eliminated with respect to future periods. In lieu of restating previously filed quarterly reports on Form 10-Q and annual reports on Form10-K, we believe it is more meaningful and beneficial to the readers of our financial results to report the restated financial information on a pro-forma basis via Form 8-K for the restatement periods only. We believe this would allow us to very clearly and concisely report within one document the financial ramifications and impact of ASU 2012-04 over the respective periods. On a prospective basis, we would update the disclosure in our March 31, 2015 Form 10-Q to properly reflect the impact of ASU 2012-04.

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As part of this response letter, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response or any further comments, please contact the undersigned at (781) 224-2411.

Very truly yours,

/s/ Charles E. Coppa

Charles E. Coppa
Chief Financial Officer